

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2024

Philip D'Ambrosio
Executive Vice President and Treasurer
Madison Square Garden Entertainment Corp.
Two Penn Plaza
New York, NY 10121

>   **Re: Madison Square Garden Entertainment Corp.**
>   **Form 10-K for Fiscal Year Ended June 30, 2023**
>   **File No. 001-41627**

Dear Philip D'Ambrosio:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services